4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

MEDICURE RECEIVES NOTICE FROM THE AMERICAN STOCK EXCHANGE

WINNIPEG, Manitoba – (May 30, 2008) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular-focused biopharmaceutical company, today announced it received a letter from the American Stock Exchange ("Amex") stating that the Amex has determined that Medicure is not in compliance with certain continued listing standards, as set forth in Part 10 of the Amex Company Guide (the "Company Guide"), and therefore has become subject to the procedures and requirements of Section 1009 of the Company Guide.

Specifically, Medicure is not in compliance with section 1003(a)(i) of the Company Guide with shareholders' equity of less than US $2,000,000 and losses from continuing operations and/or net losses in two out of its three most recent fiscal years; section 1003(a)(ii) of the Company Guide with shareholders' equity of less than US $4,000,000 and losses from continuing operations and/or net losses in three out of its four most recent fiscal years; section 1003(a)(iii) of the Company Guide with shareholders' equity of less than US $6,000,000 and losses from continuing operations and/or net losses in its five most recent fiscal years; and section 1003(a)(iv) of the Company Guide in that it has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Amex, as to whether such company will be able to continue operations and/or meet its obligations as they mature. This letter does not impact Medicure's listing on the Toronto Stock Exchange (the "TSX").

In order to maintain its Amex listing, Medicure must submit a business plan to the Amex by June 23, 2008, advising Amex of the action Medicure has taken, or will take, to bring it into compliance with the relevant continued listing standards within a maximum of 18 months. If, after evaluation by the Listing Qualifications Department, the Amex determines that Medicure's plan provides a reasonable demonstration of an ability to regain compliance with the continued listing standards within 18 months, Medicure's plan will be accepted and Medicure may be permitted to continue its listing during the plan period. During this time, Medicure will be subject to periodic review to determine whether it is making progress consistent with its plan.

"This notice is based on our financial statements for the period ended February 29, 2008,” stated Medicure’s President and CEO, Albert D. Friesen, PhD. “Since that time, we have taken some corrective actions, which will be reflected in the business plan we plan to submit to Amex."

The Company’s plan to address the expected shortfall of working capital is to secure additional funding within the next several months, continue to increase operating revenue, and reduce operating expenses. There is no certainty that the Company will be able to obtain any sources of financing on acceptable terms, or at all, or that it will increase product revenue.

About Medicure Inc.
Medicure Inc is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. Cardiovascular medicine represents the largest pharmaceutical sector, with annual global sales of over US $70 billion. Medicure aims to make a global impact on cardiovascular disease and stroke by reducing deaths, improving the quality of life and serving the unmet needs of people who suffer from cardiovascular disease and stroke.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2007 and the Company’s MD&A for the third quarter ended February 29, 2008.

For more information, please contact:
Derek Reimer
Chief Financial Officer

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com